EXHIBIT 99.1

For Immediate Release: NR14-08

Exeter Expands Drilling Program to Confirm Water Source for Caspiche, Chile

Vancouver, B.C., October 7th, 2014 Exeter Resource Corporation (NYSE-MKT:XRA, TSX:XRC, Frankfurt:EXB – “Exeter” or the “Company”) is pleased to announce an expanded water drilling program at its Caspiche gold-copper project in northern Chile. The program follows the discovery of an extensive subsurface aquifer earlier this year at the Company’s water exploration concession north of Caspiche (secured under a JV option for a 90% interest).

The expanded 2014 water exploration program, budgeted at US$1.6 million, includes completing two additional large diameter water bore holes and a series of smaller diameter water monitoring holes. Down hole pump tests will be carried out, together with water level measurements to quantify water flow rates and aquifer recharge rates. Based on the one pump test carried out in Q2/14, it is believed that potential exists for sustainable flows of over 200 litres per second (L/s) once all five holes have been tested (two new holes and three from drilling in Q2/14). Such flow rates, if confirmed, should be adequate for any of the mining options recently outlined in the May 6th, 2014 preliminary economic assessment (PEA) for Caspiche. See Exeter News Release NR 14-03 dated May 6th, 2014.

The May 6th, 2014 PEA identified three new low capex potential development options, all of which required modest quantities of water compared to the large open pit option from the 2012 Pre-feasibility study (PFS). The PEA calculated that the 30,000 tonne per day (“tpd”) standalone oxide operation would require a peak water supply of less than 50 L/s. This option produces an estimated average of 122,000 gold equivalent* ounces annually over a projected ten year mine life, including 148,000 ounces annually in the first five years.

The standalone oxide open pit mine plan benefits from lower up front capital requirements and sequenced higher start up grades in the initial part of the mine life. In addition, a very low life-of-mine strip ratio (0.27:1) and favorable leach kinetics are positive contributors to the project economics. At US$1,300/oz gold pre-tax net present value (“NPV”) is US$355 million, generating an internal rate of return (“IRR”) of 34.7%, and a payback period of 3.4 years from initial construction (after-tax NPV 5% US$279 million, IRR 30.2%).

The other two potential development options considered the phased treatment of both oxides and sulphides at 60,000 tpd and 27,000 tpd respectively. One option looked at mining both gold in oxides and gold-copper in sulphides by open pit only. This option required a peak water supply of about 190 L/s.

The other option looked at open pit mining of gold in oxides followed by selective high grade underground mining of gold-copper sulphide mineralization, an option that required a peak supply of 150 L/s.

The current program follows Q2/14 drilling wherein the Company completed three large diameter water drill holes with 12” internal diameters including the installation and equipping of casing, screens and filters. All three drill holes intersected potentially significant quantities of water based on a preliminary evaluation. Prior to the onset of winter conditions in Chile, one down hole pump test was completed on hole LV 03. This test included a series of variable and fixed-speed pump tests. At each flow rate tested, the water table stabilized and recovered rapidly, suggesting favourable permeability and transmissivity. Flow rates of +40 L/s were tested. See Exeter News Release NR 14-07 dated June 24th, 2014. Similar flow rates are expected from the two remaining, untested drill holes. Pump tests on these holes are expected to start this month.

Andinor Limitada, a specialist Chilean water drilling company, is the principal contractor for the new drilling program. Supervision of the program by Exeter and JV personnel will be augmented by expert, independent, external consultants. These consultants will also review and compile the water data which will form the basis of applications to the Dirección General de Aguas, the Chilean water authority, for water rights.

Exeter’s Chilean subsidiary, Sociedad Contractual Minera Eton Chile (“Eton”) and the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation (“Atacama”) (TSX-V : ATM) have formed a JV to jointly explore for water in Northern Chile. Eton is earning an aggregate 90% interest in the Peñas Blancas (Laguna Verde) concession and other water concessions. See Exeter News Release NR 14-02 dated February 27th, 2014.
Jerry Perkins, Exeter´s VP Development and Operations and a “qualified person” (“QP”) within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has reviewed and approved the technical information in this news release.

The economic analysis contained in the PEA is considered preliminary in nature. No inferred mineral resources form part of the PEA studies and no mineral reserves for the PEA have been established. Mineral resources are not mineral reserves and have no demonstrated economic viability. There is no certainty that economic forecasts outlined in the PEA will be realized. The PEA and the April 2012 Mineral Resource (as defined) may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors.

*Gold equivalent oz (AuEq) value is based on gold and silver revenues (prices and recoveries involved). AuEq oz [troy oz] = [Au g/t * Rec Au * tonnes]/31.1 + [Ag g/t * Rec Ag * tonnes]/31.1* silver price troy oz/ gold price troy oz. Recoveries are adjusted based on metallurgical characteristic of the resource.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the exploration and development of the Caspiche project in Chile. The project is situated in the Maricunga gold district, between the Maricunga mine (Kinross Gold Corp.) and the Cerro Casale gold deposit (Barrick Gold Corp. and Kinross Gold Corp.). The discovery represents one of the largest mineral discoveries made in Chile in recent years. The recently completed PEA was initiated with the aim of indicating the development optionality of this world class discovery. The securing of water required for potential project development is a priority and exploration is ongoing.

The Company currently has cash reserves of C$33 million and no debt.

EXETER RESOURCE CORPORATION
Wendell Zerb, P. Geol
President and CEO
For further information, please contact: Wendell Zerb, CEO or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including in relation to the Company’s belief as to the potential significance of water discovered, the potential to establish new opportunities for the advancement of Caspiche, results from preliminary economic assessment including estimated annual production rates, capital and production costs, water and power requirements and metallurgical recoveries, expected taxation rates, timing of  water exploration and securing adequate water, potential to acquire new projects and expected cash reserves. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; the need for additional financing; operational risks associated with mining and mineral processing; risks associated with metallurgical recoveries, water and power availability and changes in legislation affecting the use of those resources; fluctuations in metal prices; title matters; uncertainty and risks associated with the legal challenge to the easement secured from the Chilean government; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described herein and in the Company’s Annual Information Form for the financial year ended December 31, 2013 dated March 14, 2014 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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